SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          The France Growth Fund, Inc.
                       (Name of Subject Company (Issuer))

                          The France Growth Fund, Inc.
                  (Name of Filing Persons (Offeror and Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   35177K108

                                      CUSIP
                      (CUSIP Number of Class of Securities)

                             Steven M. Cancro, Esq.
                          Vice President and Secretary
                          The France Growth Fund, Inc.
                  c/o Mitchell Hutchins Asset Management, Inc.
                     1285 Avenue of the Americas, 37th Floor
                               New York, NY 10019
                                  (646) _______

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Ernest V. Klein, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000


                                   ----------

                            CALCULATION OF FILING FEE

Transaction Valuation(1)                                 Amount of Filing Fee(2)

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_|  third-party tender offer subject to Rule 14d-1.

     |X|  issuer tender offer subject to Rule 13e-4.

     |_|  going-private transaction subject to Rule 13e-3.

     |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                          THE FRANCE GROWTH FUND, INC.
                                 666 3RD AVENUE
                            NEW YORK, NEW YORK 10017

DATE:  December 18, 2000                         CONTACT: Steven M. Cancro, Esq.
                                                 Vice President and Treasurer
                                                 (646) 658 - 3663

The Board of Directors of The France Growth Fund, Inc. (the "Fund") (NYSE: FRF) announced today that it has authorized the Fund to conduct a tender offer for Fund shares. The tender offer will be conducted during the first quarter of 2001 and is part of the Fund's continuing effort to promote shareholder value. Under the terms approved by all of the directors present at the meeting, the Fund will commence a tender offer for 20% of the Fund's outstanding shares, representing up to 3,019,000 shares, at a price equal to 98% of the Fund's net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day following the expiration of the offer. A committee of the Board has been established to determine additional terms and conditions of the tender offer. The Fund will commence the tender offer only after notifying all stockholders of the specific terms and conditions of the offer through an Offer to Purchase and related documents.

The Board also announced that it has nominated the following individuals to stand for election to the Board as Class I directors at the 2001 annual meeting of stockholders: Jean A. Arvis, Pierre H.R. Daviron, Dirk Kipp and John W. Spurdle Jr. All of the nominees except for Mr. Kipp currently serve as directors of the Fund. Mr. Kipp is a director of Bankgesellshaft Berlin AG, the Fund's largest shareholder. In addition, the Board announced that Bernard Chauvel has tendered his resignation from the Board and as President of the Fund effective in the spring of 2001. The Board intends to accept a nominee of Bankgesellshaft Berlin AG to fill the director vacancy created by Mr. Chauvel's resignation.

Finally, the Board announced that it has approved certain amendments to its Bylaws with respect to the calling of special meetings by stockholders which will take effect during 2001 and calling a special meeting by directors which takes effect immediately.

The France Growth Fund with assets of approximately $190 million is a closed-end fund listed on The New York Stock Exchange. The Fund is a diversified, closed-end management investment company whose objective is long-term capital appreciation through investment primarily in French equity securities. The Fund's investment adviser is Indocam International Investment Services, which is part of the Indocam Asset Management Group, an indirect wholly-owned subsidiary of the Credit Agricole Group.

OTHER IMPORTANT INFORMATION. The tender offer described in this announcement has not yet commenced. As soon as the tender offer commences, the Fund will file a tender offer statement with the Securities and Exchange Commission (the "Commission"). Stockholders should read the tender offer statement when it becomes available because it will contain important information about the tender offer. Stockholders can obtain a tender offer statement, and other documents that are filed with the Commission for free when they are available on the Commission's Web site at http://www.sec.gov. Also, stockholders may write or call the Fund requesting these documents which the Fund will send to them for free when they are available:

--  Tender offer statement (except for exhibits)
--  Offer to purchase
--  Letter of transmittal
--  Notice of guaranteed delivery

Stockholders can call or write Mr. Cancro at the number or address listed above.